  Exhibit 99.1

High Tide to Launch Next-Gen Canna Cabana 2.0 Website

CALGARY, AB, Sept. 3, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced that at 8:00 PM Mountain Time tonight, it will re-launch the website of its flagship Canadian bricks-and-mortar retail brand, Canna Cabana, which represents more than 90 per cent of the Company's revenue. The new website features the latest tech, resulting in an enhanced user interface and overall improved customer experience, which also includes:

High Tide Inc., September 3, 2024 (CNW Group/High Tide Inc.)

  New, sleek and modern design
  Simplified age verification process
  Faster loading times
  Enhanced search function with multiple filters
  Real-time inventory visibility
  Improved search engine optimization (SEO)
  Displays nearby availability for out-of-stock products
  Wish list function
  Improved live-chat function

"For some time now, our loyal ELITE and Cabana Club members have been asking for an improved online experience, and we've heard that feedback loud and clear. That's why I am so thrilled to announce the re-launch of our next-gen Canna Cabana website. Our newly enhanced website boasts a sleek, modern design that prioritizes user experience, offering intuitive navigation and visually engaging content. Every element of this new website has been meticulously crafted to ensure that our online presence will exceed member expectations, reflecting our commitment to quality and innovation," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"While our winning and disruptive discount club model has made our retail stores so successful, even though many of our large competitors have either filed for bankruptcy protection or fallen by the wayside completely, we are adding additional bench strength to our already all-star lineup by revamping our online presence. These enhancements are the first steps in a broader transformation of High Tide's e-commerce ecosystem that will align all Company platforms with the Cabana Club and help us to extend our reach to those who prefer the convenience of shopping from the comfort of their own home. I want to give a huge shout out to our team for achieving this goal on an expedited timeline. I look forward to announcing further innovations to our broader e-commerce ecosystem soon. Stay tuned," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 182 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Famous Brandz™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the Company transforming its e-commerce ecosystem; the Company aligning all Company platforms with the Cabana Club; the Company extending its reach to its customer base; and the Company further innovating its e-commerce ecosystem and announcing such innovations in the future. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

_____________________________________ [1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 03-SEP-24